Exhibit 99.1

Date: February 26, 2021	324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To:	All Canadian Securities Regulatory Authorities New York Stock Exchange

Subject: NORTH AMERICAN CONSTRUCTION GROUP LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 25, 2021
Record Date for Voting (if applicable) :	March 25, 2021
Beneficial Ownership Determination Date :	March 25, 2021
Meeting Date :	May 05, 2021
Meeting Location (if available) :	Acheson, Alberta
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	656811106	CA6568111067

Sincerely,

Computershare
Agent for NORTH AMERICAN CONSTRUCTION GROUP LTD.